Exhibit 99.1

GDS Expands Platform to South East Asia with Plans to Develop Hyperscale Data Center Campus in Johor, Malaysia

Shanghai, China, July 15, 2021 – GDS Holdings Limited (“GDS Holdings”, “GDS”, or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced the first step in the expansion of its platform to South East Asia with plans to develop a hyperscale data center campus in Johor, Malaysia.

The Company has entered into a definitive agreement to acquire greenfield land in the Nusajaya Tech Park, Johor, immediately adjacent to Singapore. According to the initial design, the Company intends to develop the site into a data center campus comprising a total net floor area of approximately 22,500 sqm, with 54 MW of total IT power capacity. The first phase of the development, with an IT power capacity of 18 MW, is expected to be completed in early 2024.

The Nusajaya site is ideally located to meet regional demand due to its close proximity both to the fast-growing city of Johor Bahru, as well as to the established data center hub in Singapore. Given the limited supply of new data center capacity in the area, it will be highly marketable to hyperscale customers, in particular to GDS’s existing Chinese customers seeking to expand their presence in Malaysia and Singapore.

“We are very excited to take the first major step in the execution of our regionalization plan with this strategically located project in Johor,” said William Huang, GDS Chairman and CEO. “Our home market Chinese customers see great potential for digital transformation in Malaysia and the South East Asia region. They are strongly supportive of our development strategy.”

“We are thrilled to welcome this investment from GDS and the data center expertise they bring to Johor,” said Dato’ Haji Hasni bin Mohammad, Chief Minister of Johor. “Their presence in the Nusajaya Tech Park is the perfect complement to our agenda to drive development in digital transformation and solidifying Johor's strategic location as a hub for regional growth.”

Malaysia’s Digital Investment Office (DIO), a collaborative effort between Malaysian Investment Development Authority (MIDA) and Malaysia Digital Economy Corporation (MDEC) which is entrusted to spearhead digital investment in Malaysia, welcomes the investment by GDS to support Malaysia’s aspiration towards a digital economy hub.

Mr. Arham Abdul Rahman, CEO of MIDA, reiterated, “Malaysia is privileged to host GDS’s data centers in the country. The data center industry has been a key aspect in building the country’s digital economy, especially in new job creation and inspiring digital upskilling of the local workforce and businesses. Therefore, we are indeed supportive of having GDS embarked on this expansion journey that witnesses the Company’s commitment and confidence in Malaysia in line with the Government strategies to propel Malaysia’s progression to becoming a regional data center hub.”

Ms. Surina Shukri, CEO of MDEC, added, “GDS’s presence in Malaysia will fortify our competitive advantage in attracting more data center investments and strengthen the data center ecosystem in line with the goals of the Malaysia Digital Economy Blueprint (MyDIGITAL). As a globally-recognized data center provider, GDS brings world-class capabilities that will further strengthen our digital infrastructure, promote digital transformation and accelerate Malaysia’s digital growth. We welcome GDS to Malaysia and look forward to building a long, mutually beneficial relationship.”

*****

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

GDS Holdings Limited

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

2